November 26, 2013

Via EDGAR

Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Re:	Hologic, Inc.

Schedule TO-I

Filed November 14, 2013

File No. 005-41074

Dear Ms. Kim:

On behalf of Hologic, Inc. (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934 (the “Exchange Act”) an amendment to the above-referenced Schedule TO-I (the “Schedule TO”).

This letter is in response to your letter to the Company, dated November 21, 2013, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Schedule TO. For your convenience, set forth below are the Staff comments, followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings given to them in the Company’s Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013, filed as an exhibit to the Schedule TO.

Staff Comment 1

We note that the expiration of the tender offer is 5pm on December 12, 2013. Please revise so that the tender offer is open for a full twenty business days. See the definition of “business day” in Rule 13e-4(a)(3) which extends until midnight Eastern time.

Company Response

The Company has revised the Schedule TO as requested so that the tender offer remains open for a full twenty business days. Holders will have until 12:00 midnight, New York City time, on Thursday, December 12, 2013 to exercise their rights under the Put Option or to withdraw their previous exercise of the Put Option.

A notice that announces these extensions will be delivered to Holders and will be filed with an amendment to the Schedule TO.

Staff Comment 2

We note the disclosure states that the issuer will redeem all of the outstanding Notes on December 18, 2013, which is only the fourth business day after the expiration date of the put option tender offer. Please revise or advise us as to how you are complying with Rule 13e-4(f)(6). In addition, we note that Hologic issued the notice of redemption on the same date as the announcement of the tender offer; please advise as to how you are complying with Rule 14e-

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

November 26, 2013

5 which prohibits arrangements to purchase except as part of the tender offer from the announcement of the tender offer until expiration.

Company Response

For the reasons described below, we respectfully submit that the Company’s redemption of the Notes does not involve any of the abuses intended to be addressed by Rule 13e-4(f)(6) and Rule 14e-5(a) and should be permitted to proceed in the manner contemplated by the Schedule TO.

While we acknowledge that no-action relief previously granted by the Commission is not dispositive, we note that the Commission has previously granted such relief from application of the tender offer rules, and Rule 13e-4(f)(6) and Rule 14e-5 in particular, under similar facts and circumstances. See, e.g., the following no-action letters: Boston Properties Limited Partnership (avail. December 29, 2011); CenterPoint Energy, Inc. (avail. December 21, 2006).

Rule 13e-4(f)(6)

In addressing the restrictions imposed by Rule 13e-4(f)(6) (and, in particular, the restrictions applicable for the ten business days after termination of an issuer tender offer), the adopting release for Rule 13e-4 noted that the “provision is essentially an antimanipulation restriction” and that “[a] tender offer tends to peg the market price of the security which is the subject of the tender offer at or near the offering price, and the purpose of the prohibition… is to prevent the issuer from supporting the market at that artificial price after termination of the tender offer.”1 According to the proposing release relating to Rule 13e-4, the “Commission believes that a period of ten business days after a tender offer is sufficient to permit the impact of the offer on the market to subside before subsequent purchases are made.”2 Similarly, the adopting release for Rule 13e-4 noted that “[t]he Commission continues to believe that this short ‘cooling-off’ period constitutes a reasonable means to ensure that the market impact of the tender offer on the issuer’s securities is dissipated by market activity unaffected by additional purchases by the issuer.”3

For the following reasons, we believe that the proposed transactions would not entail any of the abuses intended to be addressed by Rule 13e-4(f)(6):

•	The repurchase and the redemption of the Notes are both being effected pursuant to the terms of the Indenture governing the Notes, which fully determines the Put Option Repurchase Price and the Redemption Price. The Put Option Repurchase Price is equal to 100% of the original principal amount of the Notes validly surrendered for repurchase and not withdrawn, plus any accrued and unpaid interest to, but not including, the Put Option Repurchase Date.[4] The Redemption Price is equal to 100% of the accreted[5] principal amount of the Notes to be redeemed, plus any accrued and unpaid interest (including

[1]	Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).
[2]	Exchange Act Release No. 14234 (Dec. 8, 1977).
[3]	Securities Act Release No. 6108; Exchange Act Release No. 16112 (Aug. 16, 1979).
[4]	However, in accordance with the Indenture, because the Put Option Repurchase Date (December 13, 2013) falls after a Regular Record Date (December 1, 2013) and prior to the corresponding Interest Payment Date (December 15, 2013), the Company is required to pay accrued and unpaid interest on the Notes through December 14, 2013 regardless of whether the Put Option is exercised with respect to such Notes.
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The Company will not pay cash interest (except Contingent Interest, if any) on and after December 15, 2013, and instead from such date the principal amount of the Notes will accrete at a rate that provides Holders with an aggregate yield to maturity of 2.00% per year (computed on a semi-annual bond-equivalent basis).

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

November 26, 2013

Contingent Interest, if any6) to, but not including, the Redemption Date. Therefore, the Put Option Repurchase Price and the Redemption Price are economically equivalent, except for minor differences related to principal accretion and accrued and unpaid interest based solely on any differences in the date either is paid.

•	The trading price of the Notes is based on various factors, including the conversion price of the Notes in relation to the trading price of the Company’s Common Stock and general market conditions. Neither the repurchase nor the redemption will affect the conversion price of the Notes, which is determined pursuant to the Indenture. Further, since the terms of the repurchase and redemption are provided in the Indenture, neither the repurchase nor the redemption is expected to have an impact on the trading price of the Company’s Common Stock or any other factor that could have a foreseeable impact on the trading price of the Notes.

•	The redemption of the Notes will not have the effect of artificially supporting the market for the Notes. As noted above, the Put Option Repurchase Price and the Redemption Price are substantially equivalent and specified by the Indenture. Additionally, the Put Option Repurchase Price and the Redemption Price are based solely on the requirements of the Indenture and the Notes and bear no relationship to the market price of the Notes or the Company’s Common Stock. Accordingly, neither the repurchase nor the redemption will have the effect of pegging or manipulating the trading price of the Notes.

•	The Company has sole discretion as to whether and when to exercise its redemption right on or after the Redemption Date, provided that it complies with the terms set forth in the Indenture. The Company’s redemption right is mandatory in that it applies to all Holders of Notes that remain outstanding on the Redemption Date and in that Holders do not have the right to exclude any of their Notes from the redemption. The Company’s redemption of the Notes therefore does not involve any investment decision by the Holders.

•	The Company would like to be able to retire all outstanding Notes at the earliest possible time under the Indenture, thus removing the inherent risk of non-repayment and providing Holders with the repayment of their principal at the earliest possible date and avoiding additional interest cost and financial risk to the Company. The Company does not believe that its redemption of the Notes on the earliest date permitted by the Indenture and at a price that is substantially equivalent to the contractually mandated Put Option Repurchase Price, presents any manipulation of the price of the Notes.

Rule 14e-5

Rule 14e-5 is intended to prevent fraudulent and manipulative practices in tender offers involving purchases or arrangements to purchase securities outside of a tender offer. These practices include taking advantage of the market’s response to the tender offer and offering different prices to holders outside of the offer. The Commission’s adopting release relating to Rule 10b-13, the predecessor to Rule 14e-5(a), noted that purchases outside a tender

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Beginning with the six-month interest period commencing December 15, 2013, the Company will pay Contingent Interest during any six-month period to the Holders of the Notes if the trading price of the Notes for each of the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month interest period equals or exceeds 120% of the accreted principal amount of the Notes. During any six-month period when Contingent Interest shall be payable with respect to the Notes, the Contingent Interest payable per $1,000 original principal amount of the Notes will equal 0.40% of the average trading price of $1,000 original principal amount of the Notes during the five trading days ending on the second trading day immediately preceding the first day of the applicable six-month period.

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

November 26, 2013

offer “are often fraudulent or manipulative in nature and they can deceive the investing public as to the true state of affairs…[B]y prohibiting a person who makes a cash tender offer or exchange offer from purchasing equity securities of the same class during the tender offer period otherwise than pursuant to the offer itself, the rule accomplishes the objective of safeguarding the interests of the persons who have tendered their securities in response to a cash tender offer or exchange offer; moreover once the offer has been made, the rule removes any incentive on the part of holders of substantial blocks of securities to demand from the person making a tender offer or exchange offer a consideration greater than or different from that currently offered to public investors.”7

For the reasons set forth above in connection with the discussion of Rule 13e-4(f)(6), we do not believe that the proposed transactions would entail any of the abuses intended to be addressed by Rule 14e-5.

For the foregoing reasons, we believe that, similar to the relief granted by the Staff in both CenterPoint and Boston Properties, the prohibitions on (i) an issuer’s purchase of subject securities within ten business days after the date of the expiration of a tender offer, as provided in Rule 13e-4(f)(6), and (ii) an issuer’s direct or indirect purchase or arrangement to purchase subject securities during the tender offer period, as provided in Rule 14e-5, should not apply to the Company’s redemption of the Notes on December 18, 2013 after the expiration of the Put Option on December 12, 2013. Furthermore, we note that, except with respect to the prohibitions set forth in 13e-4(f)(6) and 14e-5(a), the tender offer will be made and completed in compliance with Rule 13e-4 and Regulation 14E.

Company Acknowledgement

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We appreciate your time and cooperation with this matter. If you have any questions with respect to our response, or if you require additional information, please do not hesitate to contact the undersigned at (617) 856-8555.

Sincerely, BROWN RUDNICK LLP

By:	/s/ Philip J. Flink
Philip J. Flink

cc:	Glenn P. Muir

Mark J. Casey, Esq.

[7]	Exchange Act Release No. 8712 (Oct. 8, 1969).